UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HighPoint Resources Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

43114K207
(CUSIP Number)

Cyrus D. Marter IV

Executive Vice President, General Counsel and Secretary

Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, Colorado 80202

(720) 440-6100

Copies to:

Shelley A. Barber

Vinson & Elkins LLP

1114 Avenue of the Americas

32nd Floor

New York, NY 10036

(212) 237-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 43114K207

1	Name of Reporting Person Bonanza Creek Energy, Inc.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO (See Item 3)
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (10) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0
14	Type of Reporting Person CO

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 9, 2020 (the “Original Schedule 13D”) and is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.001 per share (“HPR Common Stock”), of HighPoint Resources Corporation, a Delaware corporation (“HPR”). The principal executive offices of HPR are located at 555 17th Street, Suite 3700, Denver, Colorado 80202. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment constitutes an exit filing of Bonanza Creek Energy, Inc. (“BCEI” or the “Reporting Person”) in respect of HPR Common Stock previously reported as beneficially owned by the Reporting Person.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the following information:

Schedule A to the Original Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated by reference herein. During the last five years, none of the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following information:

On April 1, 2021, the transactions contemplated by the Merger Agreement were consummated pursuant to the Prepackaged Plan. Pursuant to the Merger Agreement, Merger Sub merged with and into HPR, with HPR continuing as a wholly-owned subsidiary of BCEI. Pursuant to the terms of the Merger Agreement, at the Effective Time, each issued and outstanding share of HPR Common Stock was converted into the right to receive 0.114 shares of BCEI Common Stock. Upon the Effective Time, the Stockholder Support Agreement and the associated proxy granted thereunder were terminated in accordance with the terms of the Stockholder Support Agreement.

As a result of the foregoing, (i) BCEI no longer beneficially owns any shares of HPR Common Stock, (ii) HighPoint requested that the HPR Common Stock be suspended from trading on the New York Stock Exchange, (iii) the registration of HPR Common Stock will be terminated pursuant to Sections 12(b) and 12(g) of the Exchange Act, and (iv) HPR will no longer be required to file periodic reports with the SEC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b). To the extent the terms of the Stockholder Support Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of HPR Common Stock, the Reporting Person will, as a result of the consummation of the Merger and the termination of the Stockholder Support Agreement, no longer be deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own such shares of HPR Common Stock.

(c). Except as set forth in this Amendment with reference to the Merger Agreement and the Stockholder Support Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in shares of HPR Common Stock during the past 60 days.

(d). Not applicable.

(e). As of April 1, 2021 and as a result of the consummation of the Merger and the termination of the Stockholder Support Agreement (and associated proxy granted thereunder), to the extent the terms of the Stockholder Support Agreement may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own shares of HPR Common Stock, the Reporting Person no longer beneficially owns any shares of HPR Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

A.	Agreement and Plan of Merger, dated as of November 9, 2020, by and among Bonanza Creek Energy, Inc., Boron Merger Sub, Inc. and HighPoint Resources Corporation (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-35371) filed with the SEC on November 9, 2020).

B.	Voting and Support Agreement, dated as of November 9, 2020, by and among Bonanza Creek Energy, Inc., Boron Merger Sub, Inc., HighPoint Resources Corporation and Fifth Creek Energy Company, LLC (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-35371) filed with the SEC on November 9, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2021	By:	/s/ Cyrus D. Marter IV
Name: Cyrus D. Marter IV
Title: Executive Vice President, General Counsel and Secretary

SCHEDULE A

Bonanza Creek Energy, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Bonanza Creek Energy, Inc. (“BCEI”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 410 17th Street, Suite 1400, Denver, Colorado 80202. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to BCEI. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Brian Steck	Chairman of the Board of Directors of BCEI; Partner and Senior Analyst of Mangrove Partners
Carrie L. Hudak	Director of BCEI
Paul Keglevic	Director of BCEI
Jeff E. Wojahn	Director of BCEI
Eric T. Greager	Director, President and Chief Executive Officer of BCEI
Audrey Robertson	Director of BCEI; Chief Financial Officer of Franklin Mountain Energy, LLC; Managing Director of Copper Trail Partners, LLC
James E. Craddock	Director of BCEI

Executive Officers (Who Are Not Directors)
Brant H. DeMuth	Executive Vice President and Chief Financial Officer of BCEI
Cyrus D. Marter IV	Executive Vice President, General Counsel and Secretary of BCEI
Dean Tinsley	Senior Vice President, Operations of BCEI
Sandra K. Garbiso	Vice President and Chief Accounting Officer of BCEI